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February 26, 2019 VIA EDGAR AND EMAIL
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Gannett Co., Inc.
Soliciting Materials filed pursuant to Rule 14a-12
Filed on February 20, 2019
File No. 001-36874

Dear Mr. Duchovny:

We are writing on behalf of our client, Gannett Co., Inc. (“Gannett” or the “Company”), in response to the letter from the staff of the Office of Mergers and Acquisitions (the “Staff”) of the U.S. Securities and Exchange Commission dated February 22, 2019 (the “Comment Letter”) relating to the above-referenced soliciting materials filed pursuant to Rule 14a-12 on February 20, 2019 (the “Soliciting Materials”).

Set forth below are our responses to the comments raised in the Comment Letter.  For the convenience of the Staff, we have repeated the comments as set forth in the Comment Letter in italicized text and provided our response to each comment immediately below.

Soliciting Materials

1.
Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for your statement that “All of the proposed nominees are affiliated with MNG and/or its majority shareholder, Alden Global Capital, and given MNG’s acknowledgment that these nominations are intended to advance its efforts to acquire Gannett, they appear to have clear conflicts of interest.”

Response:

We believe the facts support a conclusion that the director nominees proposed by MNG Enterprises, Inc. (“MNG”) are all affiliated with MNG and/or its majority shareholder, Alden Global Capital LLC (“Alden”), that MNG is nominating these candidates in order to advance its unsolicited proposal to acquire Gannett, and that the MNG nominees appear to have clear conflicts of interest.

Affiliation with MNG and Alden

MNG has proposed six nominees for election to the Gannett board:  Timothy Barton, Heath Freeman, Joseph Fuchs, Guy Gilmore, Dana Needleman and Steven Rossi.

Each of Mr. Freeman, Mr. Fuchs and Mr. Gilmore is a current officer and/or a director of MNG and therefore clearly affiliated with MNG.  Specifically:

●	Mr. Freeman is Vice Chairman of MNG, as well as a founding member and current President of Alden, the ultimate majority shareholder of MNG.
●	Mr. Fuchs is the executive chairman of MNG.
●	Mr. Gilmore is the Chief Operating Officer of MNG.

Each of the remaining director nominees—Mr. Barton, Ms. Needleman and Mr. Rossi—is a current director of Fred’s, Inc. (“Fred’s”), a publicly traded company that is effectively controlled by Alden (which has an indirect 34.9% interest in Fred’s, according to Amendment No. 7 to Alden’s Schedule 13D with respect to Fred’s, filed on October 31, 2018).  Accordingly, each of Mr. Barton, Ms. Needleman and Mr. Rossi is affiliated with Alden.  In addition, we note the following additional ties of the Fred’s directors to Alden and/or MNG:

●	Mr. Freeman, the founding member and President of Alden and Vice Chairman of MNG, also serves as chairman of Fred’s.
●	Until his recent retirement in November 2017, Mr. Rossi served as Chief Executive Officer of MediaNews Group, Inc., the principal operating subsidiary of MNG.
●
Both Mr. Rossi and Mr. Barton were appointed to the Fred’s board as “Alden Designees” under a Cooperation Agreement entered into between Fred’s and Alden and certain of its affiliates on April 21, 2017, according to Amendment No. 1 to Schedule 13D filed by Alden with respect to Fred’s on April 25, 2017.

●
Although Ms. Needleman’s appointment to the Fred’s board in 2018 was not pursuant to a written agreement designating her as an Alden nominee, we believe Ms. Needleman has a long-standing personal relationship with Mr. Freeman that predates her appointment to the Fred’s board and that was a material factor in her appointment to the Fred’s board.   In 2017, for example, Ms. Needleman donated more than $5,000 to Duke University’s Freeman Center for Jewish Life, where Mr. Freeman is the chairman of the advisory board, making the donation in honor of the birth of Mr. Freeman’s daughter.

In summary, in view of all circumstances noted above, we believe it is quite clear that each of the director nominees is, in fact, affiliated with MNG and/or Alden.

Nominations Intended to Advance MNG’s Proposal

In MNG’s and Alden’s Amendment No. 1 to Schedule 13D with respect to their Gannett holdings filed on February 11, 2019, MNG and Alden specifically disclose that the nominations were made so that “MNG can take its offer directly to stockholders through the vote on directors at the Annual Meeting.”

In addition, in its February 7, 2019 press release announcing its slate of director candidates, MNG emphasized that it was continuing to pursue an acquisition of Gannett and referenced its nominations as part of that pursuit, to be used “in the event Gannett refuses to engage in material discussions” with MNG.  MNG also stated in that press release that it believes the current Gannett board is blocking a “value maximizing transaction” but that MNG’s nominees are “committed to maximizing value” — leading the reader to draw the conclusion that the nominees would support MNG’s proposed transaction.

MNG Nominees’ Conflicts of Interest

Gannett’s Ethics Policy provides that directors should avoid outside interests, investment or business relationship that compromise their loyalty to Gannett and should take care to avoid even the appearance of impropriety.  The associations that the MNG nominees have with MNG and Alden reasonably appear to create conflicts of interest.

MNG is an owner and operator of newspapers, some of which are in regions that overlap with Gannett publications, and Gannett and MNG both own digital marketing services companies that may compete.  MNG and Gannett are also parties to a Joint Operating Agreement established under the Newspaper Preservation Act with respect to The Detroit Free Press and The Detroit News.  These associations in and of themselves create conflicts of interest, without regard to the MNG proposal.  Additionally, given the strong affiliations between the six nominees and MNG and Alden, as well as MNG’s public statements that imply the nominations are intended to advance its acquisition proposal, one can reasonably assume that the MNG nominees, if elected, would feel compelled to engage with MNG on its proposal, and that their ability to independently assess whether a combination with MNG is, in fact, in the best interests of Gannett’s shareholders would be impaired.

Had MNG nominated six individuals who were truly independent of MNG and Alden, these conflicts would likely not exist.  But instead, in a nearly unprecedented strategy for a dissident shareholder seeking a control slate in connection with an acquisition proposal, MNG has put forth a slate of six director nominees with direct ties to, and affiliations with, MNG and Alden.  As such, we believe the facts support the assertion that the MNG nominees have clear conflicts of interest for the reasons described above.

2.
On a related note, and with a view toward revised future disclosure, please tell us whether MNG’s nominees, even if they are affiliated with MNG and/or Alden Global Capital would have to comply with their fiduciary duties in determining whether MNG’s offer is in the best interests of the company and its security holders.

Response:

We believe that, pursuant to Delaware law, MNG’s nominees would have an obligation to comply with their fiduciary duties in determining whether MNG’s offer is in the best interests of the Company and its stockholders.  The existence of a conflict does not eliminate a director’s duties of care and loyalty, but may require a board to take steps to ensure that its processes and decisions are not unduly impacted by certain of its directors’ conflicts.

*    *     *

Should you have any questions relating to the foregoing matters or wish to discuss further any of the responses above, please contact me at (202) 371-7706.

Very truly yours,

/s/ Katherine D. Ashley
Katherine D. Ashley, Esq.

cc:	Barbara W. Wall
Senior Vice President & Chief Legal Officer
Gannett Co., Inc.

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